Energy Recovery, Inc.
1908 Doolittle Drive
San Leandro, CA 94577
June 27, 2008
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Energy Recovery, Inc.
Registration Statement on Form S-1 (File No. 333-150007) and Form 8-A (File No. 001-34112)
Ladies & Gentlemen:
     We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Form S-1”) for Energy Recovery, Inc. (the “Company”) so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on July 1, 2008, or as soon thereafter as practicable, and we further request that the Company’s Form 8-A Registration Statement be declared effective simultaneous with the effectiveness of the Form S-1.
     In connection with this request, the Company acknowledges that the disclosure in the Form S-1 is its responsibility. The Company represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     The Company further acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
ENERGY RECOVERY, INC.
By:	/s/ G.G. Pique
G.G. Pique
President and Chief Executive Officer